Tower One Wireless Corp 600 – 535 Howe Street Vancouver, BC V6C 2Z4 Canada

TOWER ONE ANNOUNCES REPAYMENT IN FULL OF
SECURED CONVERTIBLE DEBENTURES

July 14, 2020 ‐ VANCOUVER, BC, CANADA - TOWER ONE WIRELESS CORP. (CSE: TO) (OTCQB: TOWTF) (Frankfurt: 1P3N) ("Tower One" or the "Company") announces that it has completed to repay in full the remaining outstanding indebtedness of C$235,040 under certain secured convertible debentures, dated June 12, 2018 and November 28, 2018, in the aggregate amount of C$1,500,000 (the "Debentures"), which were held by KW Capital Partners Ltd. and Plazacorp Investments Limited. With this repayment, the Company has fully repaid all amounts advanced under the Debentures and is authorized to discharge all security interests registered thereunder.

To repay the outstanding amounts of the convertible debentures paid to Plaza, the Company used proceeds from a short‐term unsecured raise of US$ 160,000 and funds from operating activities.

Santiago Rossi, CFO of Tower One, commented: "We are grateful to Plazacorp and KW Capital Partners for their support and confidence in our Company. Their financial backing came very early in the development of our business plan and we are pleased to have fulfilled our repayment commitments and delivered what we believe was an attractive return to our financial partners. As cash flow from operating activities continues to improve during the current year, we expect this will provide additional liquidity for the repayment of other corporate debt. We anticipate improvements in our balance sheet as construction activity begins to increase in Colombia and Mexico when economies begin to reopen. Heading into the first quarter of 2021, we expect to capitalize on this increased activity in our efforts to improve shareholder value."

This news release does not constitute an offer to sell, or a solicitation of an offer to buy, any securities in the United States. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Tower One

Tower One's principal business is to build, own and operate multi‐tenant wireless telecommunications infrastructure ("towers") in Latin America. Tower One leases space on its towers to mobile network operators. The Company is focused on the build to suit tower industry whereby a long‐term lease is secured with a tenant prior to building a tower. The Company operates in the three largest  Spanish speaking  countries in Latin America (Colombia, Mexico and Argentina) with a combined population of approximately 220 million people.

Contact nformation: Corporate Communications

Tel: E‐mail:

+1 917 546 3016 info@toweronewireless.com

Website: www.toweronewireless.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release.

FORWARD LOOKING STATEMENTS

Certain statements in  this  release are forward‐looking statements, which include  regulatory  approvals  and  other matters. Forward‐looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Such information can generally be identified by the use of forwarding looking wording such as "may", "expect", "estimate", "anticipate", "intend", "believe" and "continue" or the negative thereof or similar variations. Forward‐looking statements in this news release include statements regarding the Company's anticipation of improvements of its operating activities resulting in additional liquidity for the repayment of debts; the Company's expectation that its balance sheet will improve as construction activities increase with the re‐opening of foreign markets; and the Company's expectation that it will capitalize on such activity to increase shareholder value. Readers are cautioned not to place undue reliance on forward‐looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward‐looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific that contributes to the possibility that the predictions, estimates, forecasts, projections and other forward‐looking statements will not occur. Forward‐looking statement are necessarily based upon a number of factors that, if untrue, could cause the actual results, performances or achievements of the Company to be materially different from future results, performances or achievements express or implied by such statements. These assumptions, risks and uncertainties include, among other things, the state of the economy in general and capital markets in particular, present and future business strategies, the environment in which the Company will operate in the future, and other factors, many of which are beyond the control of the Company. While such estimates and assumptions are considered reasonable by the management of the Company, they are inherently subject to significant business, economic, competitive and regulatory uncertainties and risks. The Company assumes no obligation to update any forward‐looking statements or forward‐looking information referenced herein, whether as a result of new information events or otherwise, except as required by applicable securities laws.

1